September 7, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated August 16, 2011
IBM Response dated June 28, 2011
SEC Comment Letter dated June 7, 2011
SEC File No. 001-02360

Dear Mr. Gilmore:

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated August 16, 2011 on the company’s Form 10-K for the year ended December 31, 2010, filed on February 22, 2011, and the company’s Form 10-Q for the quarter ended March 31, 2011, filed on April 26, 2011.

Form 10-K for the Year Ended December 31, 2010

Management Discussion

Liquidity and Capital Resources, page 47

1.               We note your response to prior comment 1. While we note that you intend to permanently reinvest such funds outside of the U.S. and that these funds are not considered a main source of liquidity for funding U.S. operations, we continue to believe you should consider providing enhanced liquidity to disclose the amount of cash held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation. As part of your response, please quantify the amount of cash and cash equivalents held in foreign subsidiaries to which you intend to permanently reinvest earnings.

Response: As indicated in the company’s June 28, 2011 response, the company discloses on page 108 of its 2010 Form 10-K that its policy is to indefinitely reinvest the earnings of its foreign subsidiaries, and that it periodically repatriates a portion of these earnings only to the extent that it does not incur an additional U.S. tax liability. It is important to note that the undistributed accumulated foreign earnings of the company’s foreign subsidiaries do not necessarily represent cash and marketable securities.

At December 31, 2010, total cash and marketable securities was $11,651 million, of which $7,677 million was held in the U.S. and $3,974 million was held by the company’s foreign subsidiaries.

As stated in our prior response, in addition to dividend repatriation, the company has several liquidity options available when the company may have additional cash requirements in the U.S. These options include the ability to borrow funds at reasonable rates, utilizing the company’s committed global credit facility, repatriating high-taxed foreign earnings and recalling intercompany loans that are in place with certain foreign subsidiaries.  As an example, at December 31, 2010, the company could recall its intercompany loans which would allow a majority of the company’s non-U.S. cash to be made available to fund domestic operations without incurring any additional tax cost.

The company continues to believe that its non-U.S. cash position and its policy to indefinitely reinvest the earnings of its non-U.S. subsidiaries are not items that will result in or are reasonably likely to result in a material change to the company’s overall liquidity position. The company has consistently had a strong U.S. liquidity position. The company believes that the disclosure of cash held by the company’s non-U.S subsidiaries will not provide investors with additional useful information, especially given its liquidity options described above and also given the fluctuation of the U.S. and non-U.S. cash balance from period-to-period which has no material impact to the company’s overall liquidity position.

However, in response to the Staff’s comments, in future filings, the company will expand its discussion of liquidity in the Liquidity and Capital Resources section of the Management Discussion. The example below relates to the company’s financial position at December 31, 2010.

“The company’s U.S. cash flows continue to be sufficient to fund its domestic operations and obligations, including investing and financing activities such as dividends and debt service. The company’s U.S. operations generate substantial cash flows, and, in those circumstances where the company has additional cash requirements in the U.S., the company has several liquidity options available. These options include the ability to borrow funds at reasonable interest rates, utilizing its committed global credit facility, repatriating high-taxed foreign earnings and recalling intercompany loans that are in place with certain foreign subsidiaries.

The company does earn a significant amount of its pre-tax income outside the U.S. The company’s policy is to indefinitely reinvest the earnings of its foreign subsidiaries, and accordingly, no provision for federal income taxes has been made on accumulated earnings of foreign subsidiaries. The company periodically repatriates a portion of these earnings to the extent that it does not incur an additional U.S tax liability. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable. While the company currently does not have a need to repatriate funds held by its foreign subsidiaries, if these funds are needed for operations and obligations in the U.S., the company could elect to repatriate these funds which could result in a reassessment of the company’s policy and increased tax expense.”

Notes to the Consolidated Financial Statements

Note O.  Contingencies and Commitments

Contingencies, page 103

2.               We note your response to prior comment 2. As noted in our conference call on August 16th the staff believes that additional disclosures would be useful in order to provide more transparent information to investors regarding reasonably possible additional losses. In this regard, we noted that aggregated disclosure of reasonably possible additional losses could be appropriate. Please provide us with proposed disclosure that addresses the concerns noted in our August 16th conference call.

Response: In response to the Staff’s comments, and as discussed during the August 16th and August 31st conference calls, the company will include, in future filings, the disclosure below. This disclosure includes additional content from what the company included in its Form 10-Q for the second quarter of 2011. The company acknowledges its obligations under ASC 450-20-50 and SAB Topic 5Y; in the future if the company can reasonably estimate reasonably possible losses or range of losses that are material, the company will disclose such estimates in its filings.

“In accordance with the relevant accounting guidance, the company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible. In addition, the company also discloses matters based on its consideration of other judgments and qualitative factors, including the experience of other companies in the industry, and investor, customer and employee relations considerations.

With respect to certain of the claims, suits, investigations and proceedings discussed herein, the company believes at this time that the likelihood of any material loss is remote, given, for example, the procedural status, court rulings, and/or the strength of the company’s defenses in those matters.  With respect to the remaining claims, suits, investigations and proceedings discussed in this Note, the company is unable to provide estimates of reasonably possible losses or range of losses, including losses in excess of amounts accrued, if any, for the following reasons.  Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of these matters. It is the company’s experience that damage amounts claimed in litigation against it are unreliable and unrelated to possible outcomes, and as such are not meaningful indicators of the company’s potential liability.  Further, the company is unable to provide such an estimate due to a number of other factors with respect to these claims, suits, investigations and proceedings, including considerations of the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters.  The company reviews claims, suits, investigations and proceedings at least quarterly, and decisions are made with respect to recording or adjusting provisions and disclosing reasonably possible losses or range of losses (individually or in the aggregate), to reflect the impact and status of settlement discussions, discovery, procedural and substantive rulings, advice of counsel and other information pertinent to a particular matter.”

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, 1 New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ James J. Kavanaugh
James J. Kavanaugh
Vice President and Controller